October 26, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Collaborative Investment Series Trust (File Nos. 333-221072 and 811-23306)

Ladies and Gentlemen,

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the following delaying amendment is hereby added following the calculation of the registration fee on the Facing Page of the above-referenced Registration Statement, as filed with the Securities and Exchange Commission on October 23, 2017:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

The delaying amendment was inadvertently omitted from the filing of the Registration Statement.

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If you have any questions concerning this filing, please call Emily Little at (614) 469-3264.

Sincerely,

/s/Emily M. Little

Emily M. Little